UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 15, 2002

Commission File Number 1-7953

RIO ALGOM LIMITED
(Translation of Registrant’s name into English)

66 Wellington Street West, Suite 4200 Toronto, Ontario, Canada (Address of Principal Executive Offices)	M5H 1N6 (Zip Code)

(416) 868-7544
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐       Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐       No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐       No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submitted with this Form 6-K is the following document:

Annual Filing of Rio Algom Limited dated as of October 23, 2002 as furnished to the Toronto Stock Exchange.

ANNUAL FILING OF RIO ALGOM LIMITED

Form 28 (Ontario, Alberta)
Form 51-903E (British Columbia)
Form 27 (Nova Scotia, Newfoundland)
Form 26 (Saskatchewan)

Item 1 — Name of Reporting Issuer

The name of the reporting issuer is Rio Algom Limited (“Rio Algom” or “the Corporation”).

Item 2 — Jurisdiction Under Which Incorporated, Organized or Continued

Rio Algom is a corporation amalgamated under the Business Corporations Act (Ontario).

Item 3 — Financial Year End

Rio Algom’s financial year end is June 30.

Item 4 — Voting Securities and Principal Holders of Voting Securities

Billiton Copper Holdings Inc., an indirect, wholly owned subsidiary of BHP Billiton Plc, directly owns 100% (65,505,788) of the common shares of Rio Algom. Each common share carries the right to one vote. There are no other voting securities. BHP Billiton Plc, is a dual-listed company with BHP Billiton Limited which together operate as a combined global natural resources group (collectively, “BHP Billiton”).

Item 5 — Directors

The following persons are the directors of Rio Algom. Each director’s term of office will expire at the next annual meeting of the shareholder or when his successor is elected or appointed.

Gordon C. Gray, Richmond Hill, Ontario
Director since 1976
Mr. Gray was Chairman of the Board of Rio Algom from 1991 to October 2000 and was also interim Chief Executive Officer of the Corporation from July 1996 to June 1997. Since 2000, Mr. Gray has been a director and Chairman of Integris Inc., a metals distribution company in which BHP Billiton has a 50% joint venture interest. Mr. Gray has been Honorary Chairman of Royal LePage Limited, a diversified real estate services company, since 1994. He has also been a director of McDonald’s Corporation since 1980 and a director of Abitibi-Consolidated Inc. since 1991.

David S. R. Leighton, Komoka, Ontario
Director since 1978
Dr. Leighton has been Chairman of the Board of the National Arts Centre, Ottawa, since May, 1999 and has been a Professor Emeritus, University of Western Ontario, London, Ontario since July, 1987

Bradford A. Mills, Houston, Texas
Director and Chairman since September 26, 2001 and President and Chief Executive Officer since October 23, 2002
Mr. Mills has been President — Base Metals for BHP Billiton Limited since July 1, 2001 and assumed the duties and responsibilities of the Chief Executive Officer of Rio Algom as of December 1, 2001. Prior thereto, he was Vice-President and Chief Strategic Officer from September 1999 to June 30, 2001, Vice President, Strategy, Planning and Business Development, from October 1997 to August 1999, and Executive Vice-President and Group General Manager, BHP Copper, from January 1996 to October 1997, all for BHP Limited.

Rio Algom does not have an executive committee of its board of directors but is required to, and does, have an audit committee. The members of the Audit Committee are Messrs. Gray, Mills and Dr. Leighton.

Compensation of Directors

The following fees (in Canadian dollars) are paid to directors who are not employees or officers of BHP Billiton or one of its affiliates:

Annual Retainer	$24,000
Annual Committee Retainer	$3,000
Annual Committee Chairman Retainer	$3,500
Board Committee Meeting Fee	$1,500
Travel time compensation per meeting day for directors who reside more than 50 miles from the Corporation’s head office	$1,500
Compensation for service on the business of the Corporation	Maximum $3,000 per day

Statement of Corporate Governance Practices

The following describes Rio Algom’s corporate governance practices as compared to The Toronto Stock Exchange’s Guidelines on Corporate Governance.

TSE Guideline	Rio Algom Practice
(1) The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Under the Ontario Business Corporations Act, the board has the responsibility to “manage or supervise the management of the business and affairs” of the Corporation. As the board clearly is unable to “manage” the Corporation in a day-to-day sense, it appoints professional managers to whom it delegates certain of its powers of management. Thus, the board’s duties include appointing the Corporation’s officers and senior management; setting targets, performance standards and policies to guide management; monitoring and advising management; setting

TSE Guideline	Rio Algom Practice
their compensation and, if necessary, replacing them. The aforesaid duties are executed in consultation with, or in accordance with the policies and practices of, BHP Billiton.

To assist the board in the implementation of key policies, it delegates some of its responsibility to the Audit Committee. As part of its duties, the board reviews and, in consultation with BHP Billiton, approves the structure, mandate and composition of such committee. It also receives and reviews reports of the activities and findings of that committee. For a description of the Audit Committee, please see (13) below. Directors receive minutes of all committee meetings.

(a) adoption of a strategic planning process;	As a wholly owned subsidiary, Rio A1gom’s strategy is necessarily co-ordinated with that of its sole shareholder, BHP Billiton. Nonetheless, the board reviews and, in consultation with BHP Billiton, approves specific proposals for major capital expenditures, acquisitions, investments and divestitures. The board also reviews the Corporation’s performance against approved business plans and policies.

(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	The board, through consultation with senior management of BHP Billiton, identifies the principal risks facing the Corporation and seeks to ensure that systems are in place to manage these risks. In this regard, the board has mandated the Audit Committee to focus, inter alia, on risk management policies, procedures and performance and to report thereon to the board.

(c) succession planning including appointing, training and monitoring senior management;	The board approves the appointment of the officers of the Corporation based on the recommendations of BHP Billiton.

(d) a communications policy for the corporation; and	The board reviews and approves for filing with the regulatory authorities, quarterly and annual reports on the performance of the Corporation and reviews all material public communications of the Corporation.

TSE Guideline	Rio Algom Practice
(e) the integrity of the corporation’s internal control and management information systems.	The Corporation has adopted the internal control and management information systems of BHP Billiton, which cover expenditure approvals, financial controls, environment and health and safety matters. Such systems are designed to inform the board of the integrity of the financial and other data of the Corporation and are subject to audit reviews. The board also reviews reports to satisfy itself that the Corporation is in compliance with legal and regulatory requirements with respect to all of its material activities.

(2) The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.	The board of directors consists of three members, two of whom are unrelated directors (Mr. Gray and Dr. Leighton).

(3) The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management	Two of the three directors are considered by the board to be unrelated directors. Gordon Gray is a director and Chairman of Integris Inc., a corporation in which BHP Billiton has a 50% joint venture interest. The board has determined that this relationship would not interfere with Mr. Gray’s ability to act with a view to the best interests of the Corporation. Mr. Leighton does not have any interest in, or relationship with, the Corporation or BHP Billiton that would interfere with his ability to act with a view to the best interests of the Corporation.

TSE Guideline	Rio Algom Practice
directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

(4) The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	As BHP Billiton determines appointments to the board, such a committee is not required.

(5) Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	BHP Billiton now performs such assessments.

(6) Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	The Corporation’s non-management directors have been long serving and are well informed about the affairs of the Corporation.

(7) Every board of directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	BHP Billiton determines the size of the board. At present, the board is comprised of three directors who believe that its present size is appropriate to remain efficient and effective.

(8) The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	BHP Billiton determines the adequacy and form of director compensation.

(9) Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	The Business Corporations Act (Ontario) requires that the Audit Committee consist of not less than three directors. Since the board currently consists of three members, each is a member of the Audit Committee.

(10) Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the corporation’s approach to governance issues.	The board of directors, in consultation with BHP Billiton, is responsible for developing and reviewing Rio Algom’s approach to all matters of corporate governance, including the Corporation’s response to the TSE Guidelines.

TSE Guideline	Rio Algom Practice
This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

(11) The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	The board reviews and, in consultation with BHP Billiton, approves all company initiatives that could have a material effect on the Corporation. In addition to those matters that by law or by the Corporation’s constituting documents must be approved by the board, various policies are in place that limit management’s authority with respect to transactions that exceed threshold amounts.

(12) Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.	BHP Billiton, through its ability to elect the full board of directors, ensures that the board functions independently of management. The Chairman is appointed by, and is a member of management of, BHP Billiton, the sole shareholder.

The Audit Committee meets on a regular basis with BHP Billiton’s internal auditors and with external auditors, without management present.

TSE Guideline	Rio Algom Practice
(13) The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Consisting of a majority of unrelated directors who meet quarterly with the Corporation’s financial management team, BHP Billiton internal auditors and external auditors, the Audit Committee seeks to satisfy itself and the board that timely and accurate reports on the financial status of the Corporation are prepared and sent to the regulatory authorities and others, and that the Corporation’s system of internal controls is working satisfactorily. In doing so, it draws on the resources and expertise of BHP Billiton’s internal audit group, as well as those of the external auditors. It reviews and reports to the board regularly on matters involving internal controls, financial reporting and disclosure.

More specifically, the Audit Committee is responsible for reviewing the Corporation’s financial statements before they are presented to the board and for providing effective oversight of the Corporation’s financial reporting process. It reviews and reports to the board on the Corporation’s accounting and reporting practices, as well as on the scope and adequacy of the Corporation’s financial and accounting controls and record-keeping systems. It also reviews the scope and results of the audit plans of the external auditors. In addition, this committee is responsible for reviewing the Corporation’s risk management and related activities.

(14) The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.	In appropriate circumstances, individual directors have the right to engage outside advisors, at the expense of the Corporation, to assist the director in dealing with his responsibilities. Such an engagement is subject to discussion with the entire board.

Item 6 — Executive Compensation

Report on Executive Compensation

The Rio Algom board does not have a compensation committee. BHP Billiton performs the duties of the former Management Resources and Compensation Committee (the “MRCC”). Accordingly, BHP Billiton reviews and approves all compensation matters as they pertain to the Corporation. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Corporation’s human resources. In addition, BHP Billiton reviews and approves executive compensation, including awards under incentive compensation, and including compensation of the Named Executive Officers (as defined below) and reviews and approves the salary ranges established for all employees using competitive data provided by independent consultants.

Until June 30, 2002, the Corporation’s executive compensation consisted of base salary, short and long-term incentives, benefits and perquisites. The Corporation’s compensation policy was designed to reward performance and maintain a competitive level of compensation for positions of similar size and scope within a framework based on total compensation compared to a benchmark group of natural resource companies. Data on the pay practices of the benchmark group was obtained from independent compensation consultants on an annual basis and a review of the total compensation program was conducted periodically in order to ensure an effective design and competitive positioning.

The Corporation’s Incentive Compensation Plan, in place up to June 30, 2002, was designed to reward participants for attaining corporate financial and operational/individual targets. Participants included all Rio Algom employees at all levels except administrative support staff. The two components (corporate financial and operational/individual performance) of incentive compensation together represented between 5% and 50% of the participant’s base salary, depending upon the employee’s ability to influence corporate/divisional performance. The percentages allocated to each of these two components varied with responsibility levels. The financial component was calculated based on four factors, each weighted to reflect impact on both short- and long-term financial results. Each factor had a minimum threshold to be met before credit was given and the component was calculated on the aggregate of all such factors. Specifically, the factors were: (a) total copper production, (b) cash cost per pound of copper production, (c) net earnings, and (d) relative return on equity. Due to the closure of the Corporation’s office in Toronto, Ontario in the past fiscal year, the Corporation, in order to retain employees, paid out incentive compensation at or above target level to all participants based on the assumption that the Corporation had achieved the full performance level.

Until the takeover of Rio Algom by Billiton Plc in October 2000, certain executives, including certain of the Named Executive Officers, were participants in the 1993 Share Option Plan. The purpose of the 1993 Share Option Plan was to focus executives and key employees on those actions that increase long-term shareholder value as measured by share price. Participants were eligible for awards annually at the discretion of the MRCC. Share option grants were based on a formula utilizing the product of a specific multiple and base salary divided by market value per share at the relevant time.

The multiples varied according to the participant’s position in and contribution to the Corporation. In order to enhance the Corporation’s ability to retain executives, awards vested at 33 1/3% per year over three years and had a 10-year term, except in the event of termination or retirement (by reason of the takeover bid, the vesting of all outstanding options was accelerated and occurred in October 2000). Options were awarded at fair market value and could be exercised only during specific time periods after the release of financial results by the Corporation. Both the amount and terms of outstanding options were considered when determining whether and how many new option grants would be made. The last options granted under the 1993 Share Option Plan were made February 16, 2000.

As a result of the takeover, no further options will be granted for Rio Algom common shares under the 1993 Share Option Plan.

Chief Executive Officer Compensation

Michael S. Parrett served as Chief Executive Officer of the corporation from March 1, 2001 until November 30, 2001. Following the departure of the previous CEO, Mr. Parrett negotiated an employment contract with the Corporation, which included incentive pay-outs, to serve as Chief Executive Officer of the Corporation on an interim basis until November 30, 2001. The amount of Mr. Parrett’s compensation is disclosed in the Summary Compensation Table below.

Bradford A. Mills assumed the duties and responsibilities of the Chief Executive Officer as of December 1, 2001 and was appointed to that office on October 23, 2002. Mr. Mills also serves as an executive officer of BHP Billiton and is compensated by BHP Billiton. The Corporation pays no compensation to Mr. Mills and no amount is allocated or charged back to Rio Algom for Mr. Mills’ services to the Corporation. Compensation paid to Mr. Mills by BHP Billiton is not included in the Summary Compensation Table below.

Gordon C. Gray

David S. R. Leighton

Bradford A. Mills

Summary Compensation Table

The following table is a summary of compensation information for each of the last three fiscal years ended June 30, 2002 and 2001 and December 31, 1999 for the “Named Executive Officers” at June 30, 2002, as defined in, and required to be disclosed under, the Ontario Securities Act.

	Annual Compensation				Long-Term
					Compensation
					Awards

Name and Principal					Options	All Other
Position (a)	Year (b)	Salary	Bonus	Other (c)	Granted	Compensation (d)
M.S. PARRETT	2002	$138,856	$48,600	Nil	Nil	$226,114
President	2001	$676,706	$573,729	Nil	32,500	$1,889,124
Chief Executive Officer	1999	$294,208	$78,250	Nil	75,750	$12,025
J.W. LILL	2002	$423,694	$500,000	Nil	Nil	$399,251
Vice-President	2001	$622,091	$383,877	Nil	40,000	$2,505,311
Mining Operations	1999	$343,750	$119,161	Nil	62,900	$54,272
J.A.H. BUSH	2002	$366,510	$93,146	Nil	Nil	$219,331
President	2001	$443,188	$391,081	Nil	29,500	$1,458,229
	1999	$262,313	$54,500	Nil	48,100	$12,850
M. WIBER	2002	$247,992	$162,821	Nil	Nil	$141,981
Vice-President, Environment	2001	$269,281	$99,185	Nil	15,000	$1,105,875
	1999	$171,703	$34,000	Nil	25,800	$32,096
F. COSTABAL*	2002	$212,419	$119,940	Nil	Nil	$57,404
President, Compania Minera Cerro Colorado Limitada
F.E. PORCILE*	2002	$183,844	$53,427	Nil	Nil	$908,516
President, Compania Minera	2001	$402,837	$240,314	$54,430	31,000	$134,430
Cerro Colorado Limitada	1999	$262,195	$51,292	Nil	62,400	$8,599

*	All amounts shown for F. Costabal and F. Porcile are in U.S. Dollars

(a)	Mr. Parrett was Vice-President and Chief Financial Officer from 1991 to January 3, 2000 and was Vice-President, Strategic Development and Joint Ventures from March 1, 1999 to December 11, 2000 when he was appointed President. Mr. Parrett subsequently assumed the responsibilities of the Chief Executive Officer on March 1, 2001 and held the positions of President and Chief Executive Officer until November 30, 2001. Bradford A. Mills assumed the duties and responsibilities of the CEO as of December 1, 2001. Mr. Mills also serves as an executive officer of BHP Billiton and is compensated by BHP Billiton. The Corporation pays no compensation to Mr. Mills and no amount is allocated or charged back to Rio Algom for Mr. Mills’ services to the Corporation. Mr. Lill joined the Corporation on July 27, 1998 and ceased to be an employee of Rio Algom on May 31, 2002. J.A.H. Bush was Vice-President, General Counsel and Secretary from 1990 until December 1, 2001 at which time he became President and served in such office until June 30, 2002. Mr. Bush retired from the Corporation effective July 1, 2002. Ms. Wiber has been Vice-President, Environment since 1994. Ms. Wiber ceased to be an employee of the Corporation on July 1, 2002. Mr. Porcile was Vice-President, Engineering and Development from August 26, 1997 to December 31, 1999 and

President, Compañia Minera Cerro Colorado Limitada from January 1, 2000 to September 1, 2001, at which time Mr. Costabal assumed that role.

(b)	Fiscal year 2002 is comprised of 12 months (July 1, 2001 to June 30, 2002), fiscal year 2001 was comprised of 18 months (January 1, 2000 to June 30, 2001), and fiscal year 1999 was comprised of 12 months (January 1, 1999 to December 31, 1999).

(c)	Except as disclosed below, personal benefits received by the Named Executive Officers in each of fiscal years 2002, 2001 and 1999 did not in the aggregate exceed the lesser of $50,000 and 10% of each such officer’s total annual salary and bonus for each such year. Regarding Mr. Porcile, the 2001 amount includes $47,734 for car benefits.

(d)	For each Named Executive Officer, amounts in this column may include one or more of the following: premiums paid for term life insurance, the Corporation’s contributions to the Employee Stock Purchase Plan, defined contribution pension plans, compensation paid in lieu of share option grants in the fiscal year ended June 30, 2002 and, in the case of the Named Executive Officers other than F. Costabal, change of control payments. With respect to F. Porcile, amounts in this column include a payment representing the commuted value of F. Porcile’s share of the Cerro Colorado Executive Pension Plan on termination of his employment.

Share Option Values at June 30, 2002

The Corporation previously granted options to purchase Rio Algom common shares to key employees pursuant to a share option plan adopted in 1993 (the “1993 Share Option Plan”). Grants under this plan were discontinued following the takeover of Rio Algom by BHP Billiton in October 2000. All options shown were granted in respect of Rio Algom common shares pursuant to the 1993 Share Option Plan.

No share options were exercised in fiscal 2002 by any of the Named Executive Officers. The following table sets forth the value of the unexercised share options held by such officers on June 30, 2002.

	Number of Shares		Number of		Dollar Value of
	Acquired on	Aggregate Dollar	Unexercised Options		Unexercised Options
Name	Exercise	Value Realized	June 30, 2002		June 30, 2002 (a)

			Exercisable	Unexercisable	Exercisable	Unexcercisable
M. S. Parrett	NIL	NIL	18,600	NIL	NIL	NIL
J. W. Lill	NIL	NIL	NIL	NIL	NIL	NIL
J. A. H. Bush	NIL	NIL	17,600	NIL	NIL	NIL
M. Wiber	NIL	NIL	13,800	NIL	NIL	NIL
F. Costabal	NIL	NIL	5,700	NIL	NIL	NIL
F. E. Porcile	NIL	NIL	9,900	NIL	NIL	NIL

(a)	Market value of Rio Algom common shares at fiscal year end, minus the exercise price. Billiton Plc acquired 100% of the Rio Algom common shares on November 29, 2000 and such shares were de-listed on the same date. It has been assumed that the current market value of the common shares underlying the options does not exceed the take-over bid price of $27.00 per share.

Retirement Plans

Prior to their departure from employment with the Corporation, Messrs. Parrett and Bush participated in a defined benefit pension plan. The table below illustrates the estimated annual benefits payable to Messrs. Parrett and Bush as calculated under the Rio Algom Limited Salaried Employee Pension Plan and a supplemental pension plan, assuming retirement at age 65. Mr. Parrett ceased to be employed by the Corporation in fiscal 2002 and Mr. Bush retired from the Corporation effective July 1, 2002. Accordingly, neither is accruing years of credited service any longer. Benefits shown are computed as a straight-line annuity beginning at age 65, guaranteed for ten years with no deduction for Canada Pension Plan benefits.

Final Average
Eamings (a)	Years of Credited Service (b)

	15	20	25	30	35

$300,000	$112,500	$150,000	$150,000	$158,722	$180,366
400,000	$150,000	$200,000	$200,000	$213,722	$242,866
500,000	$187,500	$250,000	$250,000	$268,722	$305,366
600,000	$225,500	$300,000	$300,000	$323,722	$367,866
700,000	$262,500	$350,000	$350,000	$378,722	$430,366
800,000	$300,000	$400,000	$400,000	$433,722	$492,866
900,000	$337,500	$450,000	$450,000	$488,722	$555,366
1,000,000	$375,000	$500,000	$500,000	$543,722	$617,866
1,100,000	$412,500	$550,000	$550,000	$598,722	$680,366
1,200,000	$450,000	$600,000	$600,000	$653,722	$742,866
1,300,000	$487,500	$650,000	$650,000	$708,722	$805,366
1,400,000	$525,000	$700,000	$700,000	$763,722	$867,866

(a)	Final Average Earnings include salary and incentive compensation for the 36 consecutive months in the last ten years of employment in which such earnings are highest.

(b)	Upon ceasing employment with the Corporation, Mr. Parrett had accrued 12 years of service and Mr. Bush had accrued 27 years of service.

Prior to termination of their employment with the Corporation, J.W. Lill and M. Wiber participated in a defined contribution plan (the “DC Plan”) of the Corporation. The DC Plan is funded by a contribution by the Corporation of 6% of the participant’s salary, voluntary contributions by the participant of up to 4% of salary, and a matching corporate contribution. To the extent such amounts exceed the Revenue Canada registered retirement savings plan contribution limits, the Corporation notionally contributes such excess amount for the benefit of the participant. The amount of retirement income available upon the participant’s retirement from the DC Plan depends on the amount of actual and notional contributions made by the participant and the Corporation, and the returns earned by the accumulated and notional contributions during participation in the DC Plan.

F.Costabal participates, and F. Porcile prior to termination of his employment participated, in the Cerro Colorado Executive Pension Plan (the “Cerro Colorado Plan”) and a local defined contribution pension plan. Neither the Cerro Colorado Plan nor the defined contribution plan is funded and neither is a registered pension plan. The table below illustrates the estimated annual benefit payable to Messrs. Costabal and Porcile as calculated under the Cerro Colorado Plan and the local defined contribution plan, assuming retirement at age 65. Mr. Porcile ceased employment in fiscal 2002 and is therefore no longer accruing years of credited service. Benefits shown are computed as a straight-line annuity beginning at age 65, guaranteed for ten years. All amounts shown are in U.S. dollars.

Final Average
Earnings (a)	Years of Credited Service (b)

	5	10	15	20	25

$ 150,000	$18,750	$37,500	$56,250	$75,000	$75,000
200,000	$25,000	$50,000	$75,000	$100,000	$100,000
250,000	$31,250	$62,500	$93,750	$125,000	$125,000
300,000	$37,500	$75,000	$112,500	$150,000	$150,000
400,000	$50,000	$100,000	$150,000	$200,000	$200,000
500,000	$62,500	$125,000	$187,500	$250,000	$250,000
600,000	$75,000	$150,000	$225,000	$300,000	$300,000
700,000	$87,500	$175,000	$262,500	$350,000	$350,000
800,000	$100,000	$200,000	$300,000	$400,000	$400,000
900,000	$112,500	$225,000	$337,500	$450,000	$450,000
1,000,000	$125,000	$250,000	$375,000	$500,000	$500,000
1,100,000	$137,500	$275,000	$412,500	$550,000	$550,000
1,200,000	$150,000	$300,000	$450,000	$600,000	$600,000
1,300,000	$162,500	$325,000	$487,500	$650,000	$650,000
1,400,000	$175,000	$350,000	$525,000	$700,000	$700,000

(a)	Final Average Earnings include salary and incentive compensation for the 36 consecutive months in the last ten years of employment in which such earnings are highest.

(b)	The estimated years of credited service at the normal retirement date (age 65) for F.Costabal is 21. Upon ceasing employment, F. Porcile had accrued 10 years of service.

Employee Change of Control Severance Agreements (“Severance Agreements”)

The Corporation has Severance Agreements with Messrs. Parrett and Bush. The Severance Agreements for such officers provide for the payment of certain benefits to the employee if, within the three-year period following a change of control of the Corporation, the Corporation terminates the employment of the employee for any reason other than cause or disability. The amounts payable include lump sum compensation and retiring allowance payments. The lump sum compensation payment is based on annual base salary and the retiring allowance payment is based on the most recent target incentive for each individual, in each case multiplied by a factor varying depending on the seniority of the employee and which does not exceed three. The benefits also include the accrual of pension and retirement benefits and the provision of insurance and certain personal benefits during a period of up to 36 months following the termination of employment. Amounts accrued in 2001 were subsequently paid out under these agreements to each of Mr. Parrett and Mr. Bush and such amounts are included in “All Other Compensation” in the Summary Compensation Table on page 10.

Item 8 — Interests of Insiders in Material Transactions

On December 15, 2000, Rio Algom loaned approximately US $333 million (reported as US $350 million prior to change in reporting currency) to a wholly owned Canadian subsidiary of BHP Billiton (the “Billiton Loan”). The principal amount of the Billiton Loan represented a portion of the approximately US $390 million (reported as US $410 million prior to change in reporting currency) proceeds received on the sale by Rio Algom of its interests in Atlas Ideal Metals Inc. and NAMD Inc. to wholly owned subsidiaries of BHP Billiton. The Billiton Loan bears interest at six month LIBOR plus 0.75%, had an original maturity date of February 1, 2002 and is fully guaranteed as to both principal and interest by BHP Billiton. The loan agreement entered into between Rio Algom and the borrower provides for certain specified events of default on occurrence of which the loan is subject to acceleration by Rio Algom. The Billiton Loan has since been renewed and has a maturity date of February 1, 2003. At June 30, 2002, US $247 million remained outstanding on the Billiton Loan.

Effective the third quarter ended March 31, 2002, the Corporation adopted the U.S. dollar as the Corporation’s reporting currency. See Note 3 to the Corporation’s Consolidated Financial Statements for the twelve months ended June 30, 2002.

An affiliate of BHP Billiton provides certain treasury services to Rio Algom pursuant to a Treasury Services Agreement dated as of August 8, 2001 (the “Treasury Services Agreement”) The services provided include treasury, cash management and corporate finance services. The Corporation pays BHP Billiton a fee for these services equal to the reasonable costs incurred by BHP Billiton in providing such services, plus in most cases a mark-up of 10%. Fees billed at cost, and with no mark-up, include payments to consultants, payments to other companies in the Billiton group and directly allocable disbursements. During the fiscal year ended June 30, 2002, the Corporation paid BHP Billiton a total of US $107,813.13 for services provided pursuant to the Treasury Services Agreement.

Item 9 — Auditor of the Reporting Issuer

PricewaterhouseCoopers LLP, Chartered Accountants, is the auditor of Rio Algom.

Certified as of the 23rd day of October, 2002.

RIO ALGOM LIMITED

By:	“Philippe Monier”

Philippe Monier Chief Financial Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2002		RIO ALGOM LIMITED (Registrant)

	By:	“Phillippe Monier”

Philippe Monier Chief Financial Officer